# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Grupo Aeromexico, S.A.B. de C.V., CIK 0001561861
CUSIP: 40054J109
Title of class of securities: Common shares without nominal value
Address of issuer's principal executive offices: PASEO DE LA REFORMA 445, COL. CUAUHTEMOC, CIUDAD DE MEXICO, Mexico (O5), 06500
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000027904

## Reporting persons
- Delta Air Lines, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 272,848,530; shared voting power 0; sole dispositive power 272,848,530; shared dispositive power 0; aggregate amount beneficially owned 272,848,530 (18.7% of the class)
  Comment: There is no CUSIP assigned to the Issuer's common shares. CUSIP number 40054J 109 has been assigned to the Issuer's American Depositary Shares ("ADSs") each representing 10 common shares, which are listed on the New York Stock Exchange under the symbol "AERO." At the time of this Schedule 13G, the Reporting Person does not hold any ADSs.
  
  The percentage of shares reported beneficially owned by the Reporting Person is based on 1,459,034,090 common shares of the Issuer outstanding upon the completion of the offerings described in the Prospectus filed by the Issuer with the Securities and Exchange Commission on November 7, 2025 pursuant to Rule 424(b)(1).

## Item 1. Issuer
Name of issuer: Grupo Aeromexico, S.A.B. de C.V.
Address of issuer's principal executive offices: Avenida Paseo de la Reforma 243, 25th Floor, Col. Renacimiento, Cuauhtemoc 06500, Mexico City, United Mexican States

## Item 2. Person Filing
Name of person filing: Delta Air Lines, Inc.
Address of principal business office or, if none, residence:
1030 Delta Boulevard
Atlanta, GA 30354
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 272,848,530
Percent of class: 18.7%
Sole power to vote or to direct the vote: 272,848,530
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 272,848,530
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Delta Air Lines, Inc.: /s/ Peter W. Carter, Peter W. Carter / EVP - Chief External Affairs Officer (02/13/2026)